

MANAGEMENT REPORT ON THE RESULTS

IN THE SECOND QUARTER 2017

brf

INDEX

GENERAL INFORMATION

MARKET VALUE

R$31.8 billion
US$9.6 billion

PRICES

BRFS3 R$39.20
BRFS US$11.79

SHARES ISSUED

812,473,246 common shares
13,468,001 treasury shares
Base: June 30, 2017

WEBCAST

Date: August 11,2017
09:30 a.m. Portuguese
11:00 a.m. English (BRT)

TELEPHONE

Dial-in with connections in Brazil:
+55 11 3193-1001 or +55 11 2820-4001
Dial-in with connections in the
Unites States: +1 786924-6977
www.brf-br.com/ri

IR CONTACTS

Pedro Faria
Global Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Elcio Ito
Financial Officer

André Mota
Investor Relations Manager

+55 11 23225052
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

In 2Q17, we concluded the steering committee's works and phased out the response committee (as the main events of the Weak Flesh Operation have already been managed). Accordingly, our executives were able to return to their day-to-day activities and we moved BRF's management model forward. We instituted a more centralized operations model in our (i) business area, by creating an international division (consolidating Europe, Asia, Africa, and Americas), and (ii) corporate areas, including the Finance, IT, HR, and Planning areas. As a result, we achieved a more centralized and global scope.

The beginning of 2Q17 was marked by low volumes, still a reflex from the Weak Flesh Operation, primarily in international markets. During the quarter, we were able to mitigate a portion of these effects and May and June ended with volumes above the average of 1Q17, both in the domestic and international markets.

In Brazil, although the consumption market was still challenged and April was significantly affected by fewer business days, we were able to improve our execution and recover volumes in May and June. As a result, 2Q17 ended virtually in line with 1Q17. Moreover, we were able not only to recover volumes, but also to revert the market share loss trend, with a 0.8 p.p. increase in our total market share.

2Q17 was also marked by the launch of the new Sadia campaign in Brazil, at the end of June, reminding our consumers of the tradition and quality of our products, present in the daily routine of their families for generations.

June ended with an EBITDA margin higher than that in 1Q17. The improvement in the cost of grains started to have a more positive effect on our result for June, increasing our profitability, notwithstanding the pressure on prices arising out of higher discounts due to the shelf life of products (FIFO effect).

With grain prices returning to historical levels, Brazil regained competitiveness in international markets. However, the perception of this effect still varies in each of the regions in which we operate, due to their different commercial dynamics and business models.

Accordingly, Asia presented a stronger recovery in terms of volumes and prices. The good performance in Japan and Hong Kong, in addition to a more significant effect of the reduction in grain costs (considering a reduced direct distribution and lower inventories in the region), resulted in a strong recovery in EBITDA margin. We also noted a good recovery in Europe, which, irrespective of lower volumes (due to the ban on a portion of the Brazilian exports), had an improvement in prices, and in Eurasia, whose demand remained strong due to summer seasonality.

On the other hand, OneFoods still faces the following challenges: (i) inventory levels above average, which delays the effect of the decrease in grain prices; (ii) challenging competitive scenario; and (iii) a higher pressure on margins in the quarterly comparison due to the increase in import duty in Saudi Arabia (affecting 100% of the volumes in 2Q17). Nonetheless, we note that the prices begins to improve with a gradual decrease in supply and inventories in the region.

The quarter was also marked by the completion of the Banvit acquisition, which already had positive effects on the results of June, above our expectations in terms of volume and profitability. Our industry faced a fragile and unprecedented scenario in the beginning of 2Q17. We put in our best efforts and made progress in 2Q17, closing June on favorable terms for volumes and profitability. We believe this is a significant dynamics that will support the recovery of a stronger cash generation and, as a result, the achievement of a better leverage.

We continue to seek the recovery of the growth of BRF's profitability, reaffirming our presence in key regions, assuring and improving the quality of all our products, strengthening our brands, and gaining market share.



Abilio Diniz
Chairman of the Board of Directors



Pedro Faria
Global Chief Executive Officer

FINANCIAL HIGHLIGHTS

• Net operating revenues of R$8,027 million, 2.8% higher than in 1Q17;

• Gross profit of R$1,646 million (+13.6% q/q). Gross margin of 20.5%, 1.9 p.p. higher than in 1Q17;

• EBITDA of R$575 million (+13.7% q/q), with an EBITDA margin of 7.2%, representing an increase of 0.7 p.p. compared to 1Q17;

• CAPEX of R$457 million in the quarter;

• As adjusted by (pro forma) impacts of acquired companies, we had: a financial cycle of 38.2 days, representing 5.3 days ahead of 1T17;

Key Financial Indicators

Results - R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Gross Revenues	**9,441**	**9,806**	**(3.7%)**	**9,180**	**2.9%**
Net Revenues	**8,027**	**8,515**	**(5.7%)**	**7,809**	**2.8%**
Gross Profit	1,646	1,918	(14.2%)	1,450	13.6%
Gross Margin (%)	20.5%	22.5%	(2.0) p.p.	18.6%	1.9 p.p.
EBIT	109	529	(79.3%)	68	60.1%
EBIT Margin (%)	1.4%	6.2%	(4.8) p.p.	0.9%	0.5 p.p.
EBITDA	**575**	**944**	**(39.1%)**	**506**	**13.7%**
EBITDA Margin (%)	7.2%	11.1%	(3.9) p.p.	6.5%	0.7 p.p.
Net Income	**(167)**	**31**	**-**	**(281)**	**(40.6%)**
Net Margin (%)	(2.1%)	0.4%	(2.4) p.p.	(3.6%)	1.5 p.p.
Earnings per share[1]	**(0.21)**	**0.04**	**-**	**(0.35)**	**(40.6%)**

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

2ND QUARTER 2017 RESULTS (2Q17)

Highlights of the Quarter and Subsequent Events

• Announcement of a new step in the improvement process of our organizational structure. The new format will include 14 vice presidencies who directly report to our Global CEO, Pedro Faria, aiming at a more integrated and transversal management for the following areas: Brazil, OneFoods, International (consolidating the Europe/Eurasia, Asia, Africa, and Americas regions), Southern Cone (Argentina, Peru, Paraguay, and Uruguay), Corporate Development & Growth, Supply Planning, Global Operations, Quality, Management & Information, Corporate Integrity, Finance, Marketing, HR, and Corporate Efficiency.

• Appointment of Alessandro Bonorino, former vice-president of Human Resources of IBM, as vice-president of Human Resources as of August 21, 2017.

• Lifting of restrictions imposed to the Perdigão brand by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica–CADE) in 2011, due to the approval of BRF's incorporation.

• Creation of BRF Ingredients, a new business unit responsible for adding value to our coproducts and optimizing our production chain. BRF Ingredients will operate on the following four fronts: (i) animal nutrition; (ii) human nutrition; (iii) plant nutrition (fertilizers); and (iv) health care (health and wellness). The creation of the new business unit is accompanied by the opening of our first plant of hydrolyzed protein in the city of Concórdia, State of Santa Catarina, which has already been operating on a commercial scale since June.

• Innovations: we relaunched Perdigão's line of lasagnas in the domestic market, launched Qualy in the Argentinian market, and launched the new flow packs and new chicken and pork SKUs in the frozen and barbecue lines.

• Completion of the acquisition of 79.48% of the shares of Banvit, marking the entry of OneFoods in the Turkish market, with the consolidation of results as of June.

INDUSTRY SCENARIO AND DYNAMICS

Following a summer crop of approximately 30 million tons and the near achievement of a second corn crop record (projection of 66 million tons vs. a historical average of 40 million tons, according to the National Supply Company (Companhia Nacional de Abastecimento – Conab), the grain price scenario followed a downward trend in 2Q17, approximating historical levels in some regions of Brazil. As a result, the average corn price decreased significantly, by 40% y/y and 18% q/q, while the average price of soybean meal decreased by 23% y/y and 2% q/q.

We noted that the cost of Brazilian producers benefited from this scenario in the quarterly comparison; however, not as much as desired. This is explained by the delay caused by the animal life cycle and inventories in the chain, factors that are inherent to this industry's structure. Accordingly, notwithstanding the ongoing recovery in the cost of producers, this effect will be more significantly noted as of the second semester, as Brazil resumes its benchmark position, with the lowest global production cost, as set forth in the chart below.

Feed Cost in Brazil and Selected Markets



Dif. Brazil - USA
Brazil
USA
Europe
Poland
Ukraine
Cost of feed USD/bag
Spread USD/bag
22.50
20.00
17.50
15.00
12.50
10.00
7.50
5.00
2.50
0.00
15.00
12.50
10.00
7.50
5.00
2.50
-
-2.50
-5.00
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17

Source: ESALQ, CBOT, Euronext, Bloomberg, and BM&F.

During 2Q17, the margins of Brazilian producers remained pressured, maintaining the downward trend of levels of placement and production of chicken in Brazil.

INDUSTRY SCENARIO AND DYNAMICS



Chicken Placement - Brazil LTM
Heads (Million)
%y/y
6,800
6,600
6,400
6,200
6,000
5,800
5,600
10%
5%
0%
-5%
-10%
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17



Chicken Production - Brazil LTM
Heads (Million)
%y/y
14,000
13,000
12,000
11,000
10,000
10%
5%
0%
-5%
-10%
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17

Source: APINCO.

In addition to the lower levels of production of chicken in Brazil, other factors affected the industry, as follows: (i) the effects of the Weak Flesh Operation, (ii) a lower demand in certain regions; and (iii) shipment delays in the port of Itajaí in May due to heavy rainfall, contributing to a decrease of 14.3% y/y in Brazilian exports, according to data from the Foreign Trade Office (Secretaria de Comércio Exterior – SECEX).



Chicken Exports - Brazil
Volume (Thousand tons)
%y/y
1,000
500
0
20%
10%
0%
-10%
-20%
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17

Source: SECEX.

With regards to the international market, the lower volume of Brazilian exports and the less vigorous increase in Polish production continue to strengthen the prices of turkey and chicken in Europe.

INDUSTRY SCENARIO AND DYNAMICS

Production of Turkey - Poland


Range 2011-2015
2016
2017
34
29
24
19
14
Thousand tons
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Price of Turkey/Feed - Poland


9.00
8.00
7.00
6.00
5.00
4.00
3.00
jun-12
nov-12
apr-13
sep-13
feb-14
jul-14
dec-14
may-15
oct-15
mar-16
aug-16
jan-17
jun-17

Source: Local government.

In Asia, the levels of inventory in Japan returned to normal and the strong local demand continue to support U.S. dollar prices in the country. On the other hand, Ukrainian, Saudi, and Brazilian producers are still pressuring market prices in the Middle East due to an excess supply.

Local Inventory - Japan


190
170
150
130
110
90
70
Thousand tons
Dec-10
Jul-11
Feb-12
Sep-12
Apr-12
Nov-13
Jun-14
Jan-15
Aug-15
Mar-15
Oct-15
May-17

Chicken Production - Ukraine


Range 2011-2015
2017
2016
125
115
105
95
85
75
Thousand tons
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: ALIC and local government.

In summary, as mentioned above, the global industry recovery is in progress, albeit different dynamics in the main regions. Asian markets are leading this trend, with growing prices and volumes. Europe is undergoing a transition period and, although volumes are still low, the price dynamics is healthier. In the Middle East, we note the same recovery trend, but at a much slower pace due to a still high inventory level and competitive environment.

Following so many unprecedented events in this industry, we note that the industry currently tends to recover its usual state, with: (i) Brazil resuming its benchmark position in terms of production cost; and (ii) international chicken prices gradually returning to healthy levels.

2Q17 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 2Q17, consolidated net operating revenues of BRF totaled R$8.0 billion, representing an increase of 2.8% q/q, primarily due to a better operating performance of the international market, which already shows signs of recovery in some regions. The consolidated volume of the Company increased by 1.0% q/q, driven by higher volumes in Asia and Turkey. At the same time, the average price in Reais in the quarter increased by 1.8% q/q, due to a more optimistic competitive market in some international markets and the depreciation of the BRL against other currencies, such as the USD (2.3% q/q), EUR (5.7% q/q) and GBP (5.6% q/q).

Volumes - thousand tons	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Poultry (In Natura)	516	501	3.0%	493	4.8%
Pork and Others (In Natura)	73	87	(15.7%)	84	(12.3%)
Processed foods	494	504	(2.0%)	499	(1.1%)
Others Sales	86	79	8.5%	83	4.0%
Total	**1,169**	**1,171**	**(0.2%)**	**1,158**	**1.0%**
NOR - R$ Million	**8,027**	**8,515**	**(5.7%)**	**7,809**	**2.8%**
Average Price (NOR)	6.86	7.27	(5.6%)	6.74	1.8%

Gross Profit

In 2Q17, our gross margin reached 20.5%, representing an increase of 1.9 p.p. q/q. We were able to mitigate some noticeable events that negatively affected our costs in the quarter, masking the initial cost improvement already noted in some regions, as the cost of grains was lower. The following events stand out: (i) discounts due to the shelf life of products (FIFO effect) increased by R$103 million q/q in Brazil; and (ii) the cost of storage and freight increased due to shipping delays in the South of Brazil.

Gross Profit - R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Gross Profit	1,646	1,918	(14.2%)	1,450	13.6%
Gross Margin (%)	20.5%	22.5%	(2.0) p.p.	18.6%	1.9 p.p.

2Q17 CONSOLIDATED RESULT

Operating Expenses

In 2Q17, SG&A increased by 5.1% q/q due to: (i) the consolidation of expenses related to the structuring of the Banvit acquisition in Turkey; (ii) expenses with logistics and storage support; and (iii) institutional expenses, as well as expenses with consulting services and audits. Accordingly, our SG&A as a percentage of NOR reached 15.9% in the quarter, representing a slight increase of 0.4 p.p. q/q, and a decrease of 0.2 p.p. y/y. We remain focused on the optimization of our expenses, maintaining our LTM SG&A as a percentage of NOR below historical levels for the second consecutive quarter.

Operating Expenses - R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Selling Expenses	(1,125)	(1,230)	(8.5%)	(1,083)	3.9%
% of the NOR	(14.0%)	(14.4%)	0.4 p.p.	(13.9%)	(0.2) p.p.
General and Administrative Expenses	(149)	(142)	4.5%	(129)	15.2%
% of the NOR	(1.9%)	(1.7%)	(0.2) p.p.	(1.7%)	(0.2) p.p.
Operating Expenses	(1,274)	(1,372)	(7.2%)	(1,212)	5.1%
% of the NOR	(15.9%)	(16.1%)	0.2 p.p.	(15.5%)	(0.4) p.p.


SG&A LTM - %NOR
16.7%
16.7%
16.3%
15.9%
16.1%
16.0%
16.3%
16.5%
16.4%
16.4%
16.4%
16.4%
16.2%
16.1%
Average: 16,3%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
%NOR
Average

2Q17 CONSOLIDATED RESULT

Other Operating Results

In 2Q17, other operating results totaled a net expense of R$269.2 million, representing an increase of R$92.3 million q/q. As noted in the first quarter, this increase is mainly due to non-recurring expenses in the period, including: (i) R$117.7 million related to operating losses resulting from the Weak Flesh Operation, such as losses in connection with product returns, additional freight and storage, and adjustments in the value of inventories, among others; (ii) R$36.9 million related to provisions for a public-interest civil action in a number of locations; and (iii) R$13.2 million related to a specific civil contingency pending for more than 20 years.

Other Operating Results - R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Other Operating Revenues	30	89	(66.6%)	64	(53.7%)
Other Operating Expenses	(299)	(111)	-	(241)	23.9%
Other Operating Results	(269)	(22)	-	(177)	52.2%
% of the NOR	(3.4%)	(0.3%)	(3.1) p.p.	(2.3%)	(1.1) p.p.

EBIT

Consolidated EBIT totaled R$109.2 million in 2Q17, representing an increase of 0.5 p.p. q/q in margin due to an improvement in operating results. This recovery could have been more significant had the non-recurring events recorded in Other Results not taken place.

EBIT - R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Gross Profit	1,646	1,918	(14.2%)	1,450	13.6%
Operating Expenses	(1,274)	(1,372)	(7.2%)	(1,212)	5.1%
Other Operating Results	(269)	(22)	-	(177)	52.2%
Equity Income	6	5	34.4%	8	(18.2%)
EBIT	109	529	(79.3%)	68	60.1%
EBIT Margin (%)	1.4%	6.2%	(4.8) p.p.	0.9%	0.5 p.p.

2Q17 CONSOLIDATED RESULT

Financial Result

A combination of factors impacts the financial result. In order to provide a better understanding, we classified it under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest on and/or adjustment for inflation of assets/liabilities, taxes, and commissions; and (iv) exchange rate variation, among others. In 2Q17, net financial result totaled an expense of R$695 million, as follows:

(i) net interest totaled R$314 million, representing a decrease of R$4 million compared to R$318 million in 1Q17. This decrease is partially due to a lower average CDI rate in the period;

(ii) adjustment to present value totaled R$67 million compared to R$78 million in 1Q17, reflecting our business structure and terms offered to customers/suppliers;

(iii) interest, adjustment for inflation and others totaled R$228 million vs. R$14 million in 1Q17. The difference is primarily due to: (i) an increase of R$88 million related to a specific civil contingency pending for more than 20 years; (ii) R$46 million related to the reassessment of Invicta; and (iii) absence of non-recurring tax credits in 1Q17 in the amount of R$28 million; and

(iv) exchange rate variation and others totaled an expense of R$86 million vs. an expense of R$2 million in 1Q17. We stress that the purpose of our hedging strategy is to mitigate the impact of exchange rate variation. In 2Q17, our financial result is due to the high level of foreign trade and international transactions in different currencies (approximately US$2.5 billion in assets and liabilities in foreign currency) and heightened exchange rate fluctuation. This hedging policy is not perfect and we may be subject to one-off mismatching events (intra-month and intra-quarter) resulting in exchange rate variation impacts.

R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Financial Income	55	834	(93.4%)	526	7,.2%
Financial Expenses	(750)	(1,338)	(43.9%)	(938)	(14.0%)
Net Financial Result	(695)	(504)	38.0%	(413)	(31.2%)

Net Income (Loss)

In 2Q17, the Company presented a net loss of R$167.3 million, affected by the operating and financial results of the quarter, which in turn were affected by non-recurring events, as described above.

R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Net Income	(167)	31	-	(281)	(40.6%)
Net Margin (%)	(2.1%)	0.4%	(2.4) p.p.	(3.6%)	1.5 p.p.
Earning per share[1]	(0.21)	0.04	-	(0.35)	(40.6%)

EBITDA

Consolidated EBITDA totaled R$575.1 million in 2Q17, resulting in a slight increase of 0.7 p.p. q/q in EBITDA margin to 7.2%. This result reflects an initial recovery of operations in the international market vs. 1Q17, which allowed the Company to mitigate the impact of non-recurring operating expenses in the quarter.

EBITDA - R$ Million	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Net Income	(166)	31	-	(286)	(41.8%)
Income Tax and Social Contribution	(419)	8	-	(59)	-
Net Financial	695	504	38.0%	413	68.5%
Depreciation and Amortization	466	401	16.1%	438	6.5%
EBITDA	575	944	(39.1%)	506	13.7%
EBITDA Margin (%)	7.2%	11.1%	(3.9) p.p.	6.5%	0.7 p.p.

PERFORMANCE BY REGION

In order to align the results of the Company with its new organizational structure, BRF will now report the results from its International operation on a consolidated basis as of 3Q17. The new division, considering the former structure, encompasses the results of Asia, Europe/Eurasia, Americas, and Africa. The results from the Southern Cone region will be reported separately. The other structures, Brazil, OneFoods, Other Segments, and Corporate, remain unchanged.

Nonetheless, we will provide the spreadsheet of fundamentals, including a reconciliation of historical results of the new and the former organizational structure at the Company's investor relations website.

Performance by Region 2Q17	Total	Brazil	OneFoods	Asia	Europe/ Eurasia	LATAM	Africa	Other Segments	Corporate
Volume (Thousand Tons)	1,169	495	258	173	89	64	25	66	-
NOR (R$, Million)	8,027	3,534	1.577	1,090	883	540	89	314	-
Average Price NOR - R$	6.86	7.13	6.11	6.30	9.91	8.48	3.63	4.78	-
Gross Profit (R$, Million)	1,646	894	286	210	113	90	(1)	55	-
Gross Margin (%)	20.5%	25.3%	18.1%	19.2%	12.7%	16.7%	(0.9%)	17.6%	-
EBIT (R$, Million)	109	248	(50)	117	16	9	(34)	35	(232)
EBIT Margin (%)	1.4%	7.0%	(3.2%)	10.7%	1.9%	1.7%	(38.1%)	11.1%	-
EBITDA (R$, Million)	575	481	25	188	74	26	(28)	41	(232)
EBITDA Margin (%)	7.2%	13.6%	1.6%	17.2%	8.3%	4.8%	(31.6%)	13.1%	-

PERFORMANCE BY REGION
BRAZIL

In 2Q17, results from Brazil were very weak, with volumes well below planned in April, affected by the calendar effect and somehow affected by the Weak Flesh Operation. Nonetheless, we managed to recover a portion of this volume in May and June, closing the quarter with a total volume virtually in line with the quarterly and annual comparisons. The Rota channel was most affected, primarily in April, due to its higher calendar exposure.

Brazil	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	495	495	0.1%	498	(0.4%)
Poultry (In Natura)	106	76	38.1%	110	(4,.3%)
Pork and Others (In Natura)	26	26	(1.4%)	26	(0,5%)
Processed foods	364	381	(4.5%)	361	0.8%
Others Sales	0	11	(99.6%)	0	-
Net Operating Revenues (R$, Million)	3,534	3.566	(0.9%)	3,654	(3.3%)
Average price (R$/Kg)	7.13	7.20	(0.9%)	7.34	(2.8%)
Gross Profit (R$, Million)	894	912	(2.0%)	979	(8.7%)
Gross Margin (%)	25.3%	25.6%	(0.3) p.p.	26.8%	(1.5) p.p.
EBIT (R$, Million)	248	202	22.6%	331	(25.1%)
EBIT Margin (%)	7.0%	5.7%	1.3 p.p.	9.0%	(2.0) p.p.
EBITDA (R$, Million)	481	370	30.1%	537	(10.4%)
EBITDA Margin (%)	13.6%	10.4%	3.2 p.p.	14.7%	(1.1) p.p.

PERFORMANCE BY REGION BRAZIL



Total Volume Brazil (tons)
200.000
150.000
100.000
50.000
0
165.849
134.286
189.666
171.431
1Q17 Average
April
May
June

Accordingly, in addition to slightly poorer mix of products (considering the lesser importance of the Rota channel), volumes below those planned in April also generated an increase in discounts due to the shelf life of products (FIFO effect), which increased significantly (R$191 million in 2Q17) and pressured prices in May and June. This resulted in a decrease in our average price q/q and, consequently, in a decrease of R$3.5 billion (-3.3% q/q) in NOR.

The higher pressure on NOR caused a decrease of 150 bps q/q in gross margin. Nonetheless, at the end of the quarter, we noted that the decrease in the price of grains started to have a more significant effect on costs. Accordingly, June closed with a gross margin above the average margin recorded in 1Q17, notwithstanding the significant impact on prices considering a higher FIFO effect.

We continue to manage expenses more efficiently, optimizing our sales and logistics structures. As a result, operating expenses decreased by 10% y/y, maintaining the same level as in 1Q17, as a percentage of NOR. Accordingly, notwithstanding an adverse scenario in terms of volumes in the beginning of the quarter, we maintained a healthy level of profitability for our operation, closing 2Q17 with an EBITDA of R$481 million and an EBITDA margin of 13.6%.

Market Share

Since January 2017, Nielsen has been using a new base and method as the official source of market data for all its clients. The size of the sampling changed as well as the market classification method, significantly increasing coverage, which resulted in a higher representativeness in the total food market. Accordingly, since then, we have been presenting the reconciliation of data that was already reported for each quarter of 2016, taking into account this new base/method.

PERFORMANCE BY REGION BRAZIL



Read-to-eat meals
63.4% 61.7% 61.6% 58.9% 58.6% 55.9%
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17
Cold Cuts
59.1% 57.9% 57.0% 57.1% 55.6% 55.4%
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17
Margarines
65.1% 64.2% 63.0% 62.2% 60.4% 61.4%
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17
Filled
38.3% 37.2% 37.2% 35.9% 35.2% 38.7%
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17

Source: Nielsen Bimonthly Retail – Margarines and Ready-made Dishes (Apr/May survey); Filled and Cold Cuts (May/June survey).

After five consecutive quarters losing market share, the last reading of Nielsen showed a change in this trajectory. BRF's total market share increased by 0.8 p.p. to 54.4%. Considering only the self-service channel, in which the Company has been significantly improving its execution and taking a more active stance, this increase is even more significant (+1.3 p.p.).

The highlight was the Filled category, whose market share increased by 3.5 p.p. The improvement in commercial execution, together with a better price and brand positioning compared to other brands, resulted in an increase in numeric distribution (number of purchasing points of sales) for Sadia and Perdigão. As a result, we gained market share for both brands for the first time since the return of Perdigão in 2Q15, with smoked sausages.

We also gained market share in Margarines. After repositioning prices in order to gain profitability in the category, our numeric distribution increased and we gained a market share of 1.0 p.p.

The market share of Cold Cuts remained virtually stable and only Ready-made Dishes lost a significant market share. In this category, with the return of Perdigão Lasagnas in July, we rebuilt our portfolio and are more prepared to revert this trend. Volumes in June already show a significant recovery, which should translate into future gains in market share.

Additionally, the launch of the national Sadia campaign at the end of June will help to reinforce even more our positioning. The purpose of the campaign is to restore the tradition of the brand and recollect the affective memory of its consumers, encouraging memories that marked important moments in their lives and reinforcing the brand's commitment to accompany these consumers, generation after generation, always providing quality to the table of the Brazilian family.

PERFORMANCE BY REGION ONEFOODS

As of 1Q17, BRF started to report the consolidated results of OneFoods, including all Muslim countries in which we operate. Accordingly, we incorporated in the results of this operation: (i) Malaysia, which was previously reported in Asia; and (ii) some countries of the African continent and Eastern Europe, which, as new markets, do not have significant results yet.

In 2Q17, we continued with our strategy to protect volumes in the region, considering an industry scenario that remains challenging. As a result, OneFoods had a total market share of 42.7% in Gulf countries, representing an increase of 3.4 p.p. y/y. Moreover, we continued to gain market share in all categories, as follows: (i) griller: 46.8% (+3.1 p.p. y/y); (ii) chicken cuts: 64.2% (5.8 p.p. y/y); and (iii) processed products: 20.4% (+1.6 p.p. y/y).

NOR of OneFoods totaled R$1,577 million in 2Q17 (+19.8% q/q), including the positive impact of the Banvit consolidation in June (the only consolidated month), whose results were above expected. Accordingly, consolidated prices and volumes improved. Nonetheless, price dynamics in the region remains delicate due to: (i) direct exports operations (CFR) accounting for a higher share of sales in the quarter, whose average price was 24.0% lower than direct distribution operations (DDP) (vs. an historical average of approximately 18.0%); (ii) an economic scenario that remains challenging in key markets, such as Saudi Arabia, which suffers the effects of excess supply of griller chicken (small chickens, weighing approximately 1kg) by local and foreign producers, including Ukraine, in addition to high inventories in the region; and (iii) economic instability due to the low international price of oil, weakening local demand.

Our direct distribution operations (DDP), including Banvit, accounted for 55.5% of the total volume in the quarter (+5.0 p.p. y/y), accounting for 85.8% of the gross profit in the region, with an average gross margin that was 18.0 p.p. higher compared to our direct exports operations (CFR). It is worth noting that the gross margin of DDP of OneFoods suffered additional pressure q/q due to the increase in import duties in Saudi Arabia, as in 1Q17 a portion of inventories were already in the region.

OneFoods	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	258	241	6.9%	222	16.5%
Poultry (In Natura)	235	223	5.3%	202	16.0%
Pork and Others (In Natura)	23	19	26.7%	19	21.8%
Processed foods	0	0	-	0	-
Net Operating Revenues (R$, Million)	1,577	1,600	(1.4%)	1,316	19.8%
Average price (R$/Kg)	6.11	6.63	(7.8%)	5.94	2.8%
Gross Profit (R$, Million)	286	405	(29.5%)	219	30.8%
Gross Margin (%)	18.1%	25.3%	(7.2) p.p.	16.6%	1.5 p.p.
EBIT (R$, Million)	(50)	137	-	(44)	13.9%
EBIT Margin (%)	(3.2%)	8.5%	(11.7) p.p.	(3.4%)	0.2 p.p.
EBITDA (R$, Million)	25	244	(89.7%)	21	19.1%
EBITDA Margin (%)	1.6%	15.2%	(13.6) p.p.	1.6%	(0.0) p.p.
Export Volume of Brazil (CFR)*	115	119	(3.8%)	97	18.5%
% in total volume	44.5%	49.5%	(5.0) p.p.	43.7%	0.8 p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION ASIA

In Asia, NOR increased by +15.6% q/q, reflecting a general improvement in prices and volumes in the quarter. Volumes in the region increased by 4.1% q/q, as a result of a higher demand in key markets, such as Japan and Hong Kong.

In Japan, volumes increased by 15.3% q/q, showing that local inventories are going back to normal, driven by a higher domestic consumption and lower volumes from Thailand. In parallel, increased demand in Hong Kong supported the increase of 16.8% q/q in volumes. In view of a most stable supply, we managed to increase our prices in Reais by 11.0% q/q in the region, primarily in Japan, where prices increased by 16.0% in the quarterly comparison.

As a result of a better commercial dynamics, tied to the lower price of grains and our policy of cost containment (OBZ plan), our EBITDA margin increased by 5.0 p.p. q/q in 2Q17.

Asia	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	173	180	(3.8%)	166	4.1%
Poultry (In Natura)	124	128	(3.1%)	114	9.3%
Pork and Others (In Natura)	14	16	(15.8%)	16	(14.0%)
Processed foods	6	9	(32.9%)	7	(4.4%)
Others Sales	29	26	10.6%	30	(3.7%)
Net Operating Revenues (R$, Million)	1,090	1,261	(13.6%)	943	15.6%
Average price (R$/Kg)	6.30	7.01	(10.1%)	5.68	11.0%
Gross Profit (R$, Million)	210	280	(25.1%)	118	78.1%
Gross Margin (%)	19.2%	22.2%	(3.0) p.p.	12.5%	6.8 p.p.
EBIT (R$, Million)	117	164	(28.8%)	44	-
EBIT Margin (%)	10.7%	13.0%	(2.3) p.p.	4.7%	6.1 p.p.
EBITDA (R$, Million)	188	210	(10.6%)	115	63.0%
EBITDA Margin (%)	17.2%	16.7%	0.6 p.p.	12.2%	5.0 p.p.
Export Volume of Brazil (CFR)*	130	134	(2.5%)	117	11.0%
% in total volume	75.4%	74.3%	1.0 p.p.	70.7%	4.6 p.p.

*CFR (Cost and freight)


EBITDA Margin Evolution - Asia
17%
16%
15%
14%
13%
12%
11%
10%
General Average
Average 2016
Average 2017
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17

PERFORMANCE BY REGION EUROPE/ EURASIA

In 2Q17, NOR in Europe decreased by 4.9% q/q, primarily affected by the decrease in volumes (-15.0% q/q) due to non-recurring events, such as the Weak Flesh Operation (interdiction of the plant in the city of Mineiros) and shipment delays in the south of the country, as a result of rains, affecting approximately 14 thousand tons.

On the other hand, the price dynamics started to show signs of improvement. Notwithstanding the positive exchange rate effects related to the depreciation of the Real against the Euro (+5.7% q/q) and the U.S. dollar (+2.3% q/q), our consolidated price increased by 11.9% q/q in 2Q17. In the Europe sub-region, the slower growth of local production and a lower exported volume increased prices in Euros by 8.1% q/q in 2Q17. In Eurasia, 2Q is seasonally better than 1Q due to the beginning of summer, which primarily drives the demand for pork. Accordingly, prices in U.S. dollars increased by 12.0% q/q.

Healthier levels of inventories and prices in the region, together with lower pressure from costs on production and a better mix of products and channels, resulted in a significant increase of 7.1 p.p. q/q in EBITDA margin.

Europe/Eurasia	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	89	102	(12.4%)	105	(15.0%)
Poultry (In Natura)	19	28	(31.7%)	22	(10.9%)
Pork and Others (In Natura)	17	26	(36.1%)	24	(32.1%)
Processed foods	53	48	11.7%	59	(9.5%)
Net Operating Revenues (R$, Million)	883	1,019	(13.4%)	929	(4.9%)
Average price (R$/Kg)	9.91	10.02	(1.1%)	8.86	11.9%
Gross Profit (R$, Million)	113	141	(20.1%)	51	119.3%
Gross Margin (%)	12.7%	13.8%	(1.1) p.p.	5.5%	7.2 p.p.
EBIT (R$, Million)	16	24	(30.6%)	(49)	-
EBIT Margin (%)	1.9%	2.3%	(0.5) p.p.	(5.3%)	7.1 p.p.
EBITDA (R$, Million)	74	78	(5.6%)	12	-
EBITDA Margin (%)	8.3%	7.7%	0.7 p.p.	1.3%	7.1 p.p.
Export Volume of Brazil (CFR)*	35	59	(40.4%)	50	(30.4%)
% in total volume	39.3%	57.7%	(18.5) p.p.	48.0%	(8.7) p.p.

*CFR (Cost and freight)



EBITDA Margin Evolution - Europe
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
General Average
Average 2016
Average 2017
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17

PERFORMANCE BY REGION LATAM

In 2Q17, NOR from Latam totaled R$539.6 million (+2.3% q/q) due to better average prices in the Southern Cone region. This improvement offset the 3.0% decrease in consolidated volumes, primarily due to decreased volumes (approximately -3 ktons) in Mexico as a result of the impact of the Weak Flesh Operation.

Gross margin increased by 0.9 p.p. q/q due to: (i) a better commercial execution in the Southern Cone region; (ii) an improvement in the mix of channels; and (iii) the initial benefit of the better cost of grains and raw materials. Moreover, we launched in the region the Qualy margarine, which was welcomed by consumers and had results above expected. Accordingly, EBITDA margin increased by 1.0 p.p. q/q in 2Q17.

LATAM	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	64	60	5.2%	66	(3.0%)
Poultry (In Natura)	20	18	13.0%	22	(10.1%)
Pork and Others (In Natura)	5	5	(11.4%)	5	(9.0%)
Processed foods	39	37	5.4%	38	1.4%
Other Sales	0	1	-	0	-
Net Operating Revenues (R$, Million)	540	511	5.6%	528	2.3%
Average price (R$/Kg)	8.48	8.44	0.4%	8.04	5.4%
Gross Profit (R$, Million)	90	96	(6.4%)	83	8.1%
Gross Margin (%)	16.7%	18.8%	(2.1) p.p.	15.8%	0.9 p.p.
EBIT (R$, Million)	9	18	(47.6%)	2	-
EBIT Margin (%)	1.7%	3.5%	(1.8) p.p.	0.3%	1.4 p.p.
EBITDA (R$, Million)	26	46	(43.7%)	20	30.4%
EBITDA Margin (%)	4.8%	9.0%	(4.2) p.p.	3.8%	1.0 p.p.
Export Volume of Brazil (CFR)*	31	15	103%	31	(1.8%)
% in total volume	48.2%	25.0%	23.2 p.p.	47.7%	0.6 p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION
AFRICA

Africa continues to face a challenging macroeconomic scenario due to the low price of commodities, especially oil and iron ore. Additionally, the impacts of the Weak Flesh Operation (Africa was one of the most affected regions) and a higher competitive pressure primarily from Europe resulted in a decrease of 37.5% q/q in NOR from the region in the quarter.

We also made an important adjustment in the strategy for the region. Our vision was to advance in the distribution chain and increase the level of consumption in the short term. Nonetheless, we are maintaining a historical B2B business strategy considering the economic and exchange rate difficulties faced by these countries. As a result, we significantly decreased our expenses and headcount in the region.

Africa	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	25	45	(45.1%)	43	(42.7%)
Poultry (In Natura)	11	28	(60.0%)	23	(51.0%)
Pork and Others (In Natura)	6	7	(13.4%)	5	7.2%
Processed foods	8	10	(25.1%)	15	(48.3%)
Net Operating Revenues (R$, Million)	0	0	-	4	-
Average price (R$/Kg)	89	199	(55.2%)	143	(37.5%)
Gross Profit (R$, Million)	3.63	4.45	(18.3%)	3.33	9.1%
Gross Margin (%)	(1)	51	-	18	-
EBIT (R$, Million)	(0.9%)	25.5%	(26.3) p.p.	12.8%	(13.7) p.p.
EBIT Margin (%)	(34)	16	-	(28)	21.8%
EBITDA (R$, Million)	(38.1%)	7.8%	(45.9) p.p.	(19.5%)	(18.6) p.p.
EBITDA Margin (%)	(28)	26	-	(19)	51.4%
Export Volume of Brazil (CFR)*	(31.6%)	13.0%	(44.5) p.p.	(13.0%)	(18.5) p.p.
% in total volume	25	45	(45.1%)	43	(42.7%)
Representatividade no volume total (%)	100.0%	100.0%	0.0 p.p.	100.0%	0.0 p.p.

*CFR (Cost and freight)

OTHER SEGMENTS

In 2Q17, we announced the creation of a new business unit, BRF Ingredients, in order to add value to the Company's coproducts and optimize its production chain. In this sense, we will operate on the following four fronts: (i) animal nutrition; (ii) human nutrition; (iii) plant nutrition (fertilizers); and (iv) health care (health and wellbeing). In June, we opened our first hydrolyzed protein plant in the city of Concórdia, State of Santa Catarina, beginning commercial production with significant results. NOR of BRF Ingredients totaled R$82.3 million in the quarter, with an EBITDA of R$22.4 million and margin of 27.2%.

Other Segments	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Volume (Thousand Tons)	66	48	36.3%	60	9.7%
Poultry (In Natura)	2	1	-	0	-
Pork and Others (In Natura)	6	6	2.5%	6	1.9%
Processed foods	0	0	11.9%	1	(26.9%)
Others Sales	57	41	38.8%	53	8.0%
Net Operating Revenues (R$, Million)	314	358	(12.5%)	298	5.5%
Average price (R$/Kg)	4.78	7.44	(35.8%)	4.97	(3.9%)
Gross Profit (R$, Million)	55	33	66.5%	(17)	-
Gross Margin (%)	17.6%	9.2%	8.3 p.p.	(5.6%)	23.2 p.p.
EBIT (R$, Million)	35	17	102.6%	(41)	-
EBIT Margin (%)	11.1%	4.8%	6.3 p.p.	(13.8%)	25.0 p.p.
EBITDA (R$, Million)	41	18	125.7%	(35)	-
EBITDA Margin (%)	13.1%	5.1%	8.0 p.p.	(11.8%)	24.9 p.p.

Corporate

As mentioned in "Other Operating Results," the increase in expenses was due to non-recurring impacts, including: (i) R$117.7 million related to operating losses resulting from the Weak Flesh Operation, such as losses in connection with product returns, additional freight and storage, and adjustments in the value of inventories, among others; (ii) R$36.9 million related to provisions for a public-interest civil action in a number of locations; and (iii) R$13.2 million related to a specific civil contingency pending for more than 20 years.

Corporate	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Other Operating Results	(232)	(49)	-	(144)	61.4%
Equity Income	-	-	-	-	-
EBIT	(232)	(49)	-	(146)	58.9%
EBITDA	(232)	(49)	-	(146)	58.9%

INVESTIMENTS (CAPEX)

Investments made in the quarter totaled R$457 million, of which R$175 million was invested in growth, efficiency, and support; R$180 million was invested in biological assets; and R$102 million was invested in leases, among others. We highlight the continuous effort of the Company in prioritizing and reducing the level of investments in view of a more challenging macroeconomic and industry scenario. In 2Q17, investments decreased by R$338 million (or 42% y/y) compared to R$795 million in 2Q16. We prioritized investments that: (i) drive growth and generation of cash; (ii) promote the flexibilization of the production lines of certain products in our industrial facilities; and (iii) increase the level of quality and compliance.
The main projects in 2Q17 are, among others:

• Innovation and Quality: (i) new line of products made of byproducts (ingredients); (ii) maintenance of the packaging reformulation plan; (iii) investments in new chicken and pork SKUs in the frozen and barbecue lines; (iv) modernization of laboratories; and (v) maintenance, control and improvement of quality throughout the portfolio of products.

• Market Demand: (i) increase in the number of hogs slaughtered to meet the demand of the Domestic and International Markets with a higher value-added mix of products; (ii) investment in lines dedicated to In Natura chicken cuts for Brazil; and (iii) processed products for Food Service.

• Efficiency and Support/IT: (i) investments that aim to reduce agricultural and manufacturing costs; (ii) projects related to environmental sustainability; (iii) maintenance and continuous improvement in work conditions for employees; (iv) IT system updates; and (v) repositioning of our plants' assets.

FINANCIAL CYCLE

The Company's pro forma financial cycle totaled 38.2 days in 2Q17 vs. 37.1 days in 2Q16, representing 1.1 additional days compared to the same quarter in 2016. In 1Q17, the Company's pro forma financial cycle had 5.3 additional days, primarily due to the increase in the balance of accounts receivable. This effect was mainly driven by greater sales in the international market in June, which was boosted by a carry-over from May as response of the temporary shipping dalays in the Brazilian South.

Financial Cycle – (Accounts Receivable + Inventories – Accounts Payable)



58.4
57.4
56.2
49.5
41.8
36.4
41.1
36.9
32.6
34.4
38.8
34.3
37.7
37.1
32.8
22.4
32.9
38.2
14.8%
14.6%
14.0%
13.0%
11.0%
9.8%
10.8%
10.1%
8.8%
9.5%
10.8%
10.3%
10.8%
10.8%
8.9%
6.8%
9.2%
11.2%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3 Counts / NOR
Financial Cycle

MANAGERIAL FREE CASH FLOW

In order to provide more transparency and quality to the information disclosed, allowing our investors and stakeholders to better understand the course of our businesses, as of 2Q16, we have been reporting the managerial view of the Company's Free Cash Flow. The information presented herein is derived from the Quarterly Financial Information.

The variation in operating cash in 2Q17 was positive in the amount of R$692 million, primarily due to the generation of EBITDA, which totaled R$696 million in the quarter. Capex investments totaled R$457 million, remaining below Capex quarterly investments in 2016. Accordingly, the generation of operating cash in the period, after CAPEX, totaled R$235 million.

Still in 2Q17, M&A had a negative variation in the amount of R$523 million, primarily due to the disbursement for the acquisition of Banvit.

The impact of the financial result and exchange rate variations in the quarter was negative in the amount of R$972 million, affected by an exchange rate variation on gross debt of R$615 million due to the depreciation of the Real against the U.S. dollar end-to-end (+4.4%). The variation in debt was positive in the amount of R$3,424 million, primarily due to the net funding obtained in the quarter. It is worth noting that during the initial developments of the Weak Flesh Operation, the Company decided to adopt a rather conservative posture and increased even more its cash level. The Company proceeded with the disbursement of US$650 million from its Revolving Credit Facility and with other disbursements from bilateral facilities. Accordingly, financial cash flow totaled a positive amount of R$2,452 million.

In 2Q17, cash flow from operating activities, cash flow from investing activities, and cash flow from financing activities totaled R$10,410 billion, i.e., a positive variation in the amount of R$2,263 million compared to 1Q17, R$99 million of which refers to financial resources available of Banvit.

Evolution of Cash Generation (Operating Cash Flow – CAPEX) – R$MM


975
844
414
562
(232)
113
778
748
(725)
235
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17

MANAGERIAL FREE CASH FLOW

Managerial Free Cash Flow (R$ million)	1Q16	2Q16	3Q16	4Q16	2016	1Q17	2Q17	YTD
EBITDA	1,025	944	886	559	3,413	506	575	1,081
Other cash adjustments	49	8	58	178	292	89	120	210
EBITDA Cash	**1,074**	**951**	**943**	**737**	**3,705**	**595**	**696**	**1,291**
Δ Working Capital & Others	(698)	(43)	475	562	296	(840)	(4)	(843)
Δ Accounts Receivable	946	(35)	419	(123)	1,208	(62)	(334)	(396)
Δ Inventories	(380)	(265)	(582)	511	(716)	(23)	91	68
Δ Suppliers	(445)	381	640	422	998	(660)	(57)	(717)
Others	(819)	(124)	(3)	(247)	(1,193)	(94)	297	202
Cash Flow from Operating Activities	**375**	**908**	**1,419**	**1,299**	**4.001**	**(245)**	**692**	**447**
Capex	(608)	(795)	(641)	(551)	(2,595)	(481)	(457)	(938)
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)	(2,088)	(595)	27	118	(2,538)	7	(523)	(502)
Cash Flow from Investing Activities	**(2,696)**	**(1,390)**	**(614)**	**(433)**	**(5,133)**	**(474)**	**(981)**	**(1,440)**
Financial Results and FX Variations	353	(53)	(763)	(550)	(1,013)	(383)	(972)	(1,349)
Treasury Shares Acquisition/Disposal	(179)	(360)	0	2	(537)	-	-	-
Dividends and Interest on Shareholders' Equity Paid	(663)	-	(460)	-	(1,123)	-	-	-
Debt Variation	2,060	(53)	1,586	54	3,646	899	3,424	4.322
Cash Flow from Financing Activities	**1,571**	**(466)**	**363**	**(494)**	**973**	**515**	**2,452**	**2,973**
Cash Variation	**(749)**	**(948)**	**1,167**	**372**	**(158)**	**(203)**	**2,163**	**1,980**
Cash and cash equivalents - initial	8,509	7,760	6,811	7,979	8,509	8,351	8,148	8,351
Cash and cash equivalents - final	7,760	6,811	7,979	8,351	8,351	8,148	10,410	10,410
Total Debt - initial	15,846	17,905	17,852	19,438	15,846	19,492	20,391	19,492
Total Debt - final	17,905	17,852	19,438	19,492	19,492	20,391	24,203	24,203
Net Debt	**10,146**	**11,041**	**11,459**	**11,141**	**11,141**	**12,243**	**13,793**	**13,793**

Notes: [1]Includes R$99 million in financial resources available of Banvit (consolidation effect); [2]Includes R$389 million in gross debt of Banvit.

INDEBTEDNESS

In 2Q17, the Company's net debt totaled R$13.7 billion, compared to R$12.2 billion in 1Q17, representing an increase of R$1.5 billion, including very specific events in the quarter: (i) R$556 million disbursed in the acquisition of Banvit and Invicta; (ii) R$310 million to consolidate the net debt of Banvit; and (iii) R$344 million in (non-cash) foreign exchange variation on net debt due to the fluctuation of the exchange rate.

In addition to the increase in net debt, the increase in pro forma leverage is primarily due to a deterioration in operating result, which affected LTM EBITDA (last 12 months). In 2Q17, EBITDA totaled R$575 million compared to R$944 million in 2Q16, representing a decrease of R$369 million. Accordingly, we recorded a pro forma net debt/LTM EBITDA ratio of 4.90x in the quarter vs. 4.24x in 1Q17. The Company acknowledges that this level of leverage is well above the level considered ideal in terms of capital structure (between 2.0x and 2.5x) and reaffirms that it does not have financial covenants in its debt instruments.

R$ Million	06.30.2017			12.31.2016	
Debt	**Current**	**Non-Current**	**Total**	**Total**	**Δ%**
Local Currency	(2,412)	(7,488)	(9,901)	(8,644)	14.5%
Foreign Currency	(2,199)	(12,104)	(14,303)	(10,848)	31.8%
Gross Debt	**(4,611)**	**(19,593)**	**(24,203)**	**(19,492)**	**24.2%**
Cash Investiments					
Local Currency	3,847	811	4,658	5,328	(12.6%)
Foreign Currency	5,602	150	5,752	3,023	90.3%
Total Cash Investiments	9,449	961	10,410	8,351	24.7%
Net Debt	**4,838**	**(18,631)**	**(13,793)**	**(11,141)**	**23.8%**
Exchange Rate Exposure - US$ Million	-	-	(262)	(296)	(11.6%)

Total Gross Indebtedness in the amount of R$24,203 million, as set forth above, includes total financial indebtedness, plus other financial liabilities, in the amount of R$223 million, according to Note 22 of the ITR as of and for June 30, 2017.

INDEBTEDNESS



Evolution of Net Debt/EBITDA
6,230
5,951
6,949
7,337
10,146
11,041
11,459
11,141
12,243
13,793
1.26
1.12
1.24
1.28
1.69
1.99
2.36
3.25
4.24
4.90
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
Net Debt
Net Debt/EBITDA pro-forma

Note: the net leverage in June 2017 excluded 40% of the net debt of Banvit (in the amount of R$103 million) from the net debt in June 2017 (in the amount of R$13,793 million) and included the pro forma LTM EBITDA considering Banvit.



Quarterly Net Debt Variation – R$ Million
Cash Flow = R$ 692
12,243
696
4
457
972
290
523
-
13,793
Net Debt Mar/17
EBTIDA Cash
Working Capital + Others Variations
Capex
Financial Results and FX Variations
Net Debt Consolidation
M&A
Treasure Shares Acquisition + Dividends
Net Debt Jun/17

Slaughtering and Production

2Q17 ended with a slight decrease of 0.9% q/q in the production of food, primarily due to the reduction in poultry slaughter in the same period (-9.0% q/q).

Production	2Q17	2Q16	Variation y/y	1Q17	Variation q/q
Poultry Slaughter (Million Heads)	396	434	(8.6%)	436	(9.0%)
Hog Slaughter (Thousand Heads)	2,406	2,318	3.8%	2,387	0.8%
Cattle Slaughter (Thousand Heads)	35	36	(2.9%)	38	(7.3%)
Production (Thousand Tons)	1,098	1,068	2.8%	1,108	(0.9%)
Meats	968	951	1.8%	997	(2.9%)
Other Processed Products	130	117	10.5%	111	16.7%
Feed and Premix (Thousand Tons)	2,625	2,660	(1.3%)	2,642	(0.6%)

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, for the period ended June 30, 2017, KPMG Auditores Independentes was not engaged to provide services unrelated to external audit.

Pursuant to CVM Instruction No. 480/09, our management, in the meeting held on August 10, 2017, represents that it discussed, reviewed, and agreed with the information included in the review report of the independent auditors on the financial information for the six-month period ended June 30, 2017.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

P&L

Financial Statement - R$ Million	2Q17	2Q16	y/y	1Q17	q/q
Net Operating Revenues	**8,027**	**8,515**	**(5.7%)**	**7,809**	**2.8%**
Cost of Sales	(6,381)	(6,596)	(3.3%)	(6,360)	0.3%
% of the NOR	(79.5%)	(77.5%)	(2.0) p.p.	(81.4%)	1.9 p.p.
Gross Profit	**1,646**	**1,918**	**(14.2%)**	**1.450**	**13.6%**
% of the NOR	20.5%	22.5%	(2.0) p.p.	18.6%	1.9 p.p.
Operating Expenses	**(1,274)**	**(1,372)**	**(7.2%)**	**(1,212)**	**5.1%**
% of the NOR	(15.9%)	(16.1%)	0.2 p.p.	(15.5%)	(0.4) p.p.
Selling Expenses	**(1,125)**	**(1,230)**	**(8.5%)**	**(1,083)**	**3.9%**
% of the NOR	(14.0%)	(14.4%)	0.4 p.p.	(13.9%)	(0.2) p.p.
Fixed	(730)	(798)	(8.5%)	(731)	(0.2%)
Variable	(395)	(432)	(8.5%)	(352)	12.4%
General and Administrative Expenses	**(149)**	**(142)**	**4.5%**	**(129)**	**15.2%**
% of the NOR	(1.9%)	(1.7%)	(0.2) p.p.	(1.7%)	(0.2) p.p.
Honorary of our Administrators	(6)	(7)	(9.3%)	(7)	(7.6%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(142)	(135)	5.3%	(122)	16.5%
% of the NOR	(1.8%)	(1.6%)	(0.2) p.p.	(1.6%)	(0.2) p.p.
Operating Income	**372**	**546**	**(31.8%)**	**238**	**56.7%**
% of the NOR	4.6%	6.4%	(1.8) p.p.	3.0%	1.6 p.p.
Other Operating Results	**(269)**	**(22)**	1140.3%	**(177)**	**52.2%**
Equity Income	**6**	**5**	**34.4%**	**8**	**(18.2%)**
EBIT	**109**	**529**	**(79.3%)**	**68**	**60.1%**
% of the NOR	1.4%	6.2%	(4.8) p.p.	0.9%	0.5 p.p.
Net Financial Income	**(695)**	**(504)**	**38.0%**	**(413)**	**68.5%**
Income before Taxes	**(586)**	**25**	**n.m**	**(344)**	**70.1%**
% of the NOR	(7.3%)	0.3%	n.m	(4.4%)	(2.9) p.p.
Income Tax and Social Contribution	419	(8)	n.m	59	n.m
% of Income before Taxes	(71.6%)	(31.8%)	(39.9) p.p.	(17.0%)	(54.6) p.p.
Net Income	**(167)**	**31**	**n.m.**	**(281)**	**(40.6%)**
% of the NOR	**(2.1%)**	**0.4%**	**n.m**	**(3.6%)**	**1.5 p.p.**
EBITDA	**575**	**944**	**(39.1%)**	**506**	**13.7%**
% of the NOR	**7.2%**	**11.1%**	**(3.9) p.p.**	**6.5%**	**0.7 p.p.**

BALANCE SHEET

Balance Sheet - R$ Million	06.30.17	03.31.17	12.31.16
Assets			
Current Assets			
Cash and Cash Equivalents	8,511	6,307	6,357
Financial Investments	408	526	622
Accounts Receivable	3,653	3,147	3,085
Recoverable Taxes	1,287	1,256	1,235
Dividends/Interest on shareholders' equity receivable	0	0	7
Securities Receivable	149	168	149
Inventories	5,000	4,919	4,792
Biological Assets	1,626	1,541	1,645
Other Financial Assets	79	200	198
Other Receivables	482	464	422
Anticipated expenses	167	152	137
Restricted Cash	451	215	218
Non-Current Assets held to sale and discontinued operation	39	42	26
Total Current Assets	**21,851**	**18,938**	**18,894**
Non-Current Assets			
Long-term assets	**6,439**	**6,005**	**5,574**
Cash Investments	522	457	528
Accounts Receivable	14	11	11
Judicial Deposits	749	740	733
Biological Assets	913	930	917
Securities Receivable	130	137	187
Recoverable Taxes	1,624	1,609	1,519
Deferred Taxes	1,927	1,547	1,103
Restricted Cash	440	443	428
Other Receivables	120	130	150
Permanent Assets	**19,792**	**18,428**	**18,477**
Investments	83	67	59
Properly, Plant and Equipment	12,511	11,767	11,746
Intangible	7,198	6,594	6,673
Total Non-Current Assets	**26,230**	**24,433**	**24,051**
Total Assets	**48,082**	**43,371**	**42,945**

BALANCE SHEET

Balance Sheet - R$ Million	06.30.17	03.31.17	12.31.16
Liabilities and Equity			
Current Liabilities			
Loans and Financing	4,387	3,603	3,245
Suppliers	6,055	5,513	5,840
Supply Chain Risk	541	1,010	1,336
Payroll and Mandatory Social Charges	737	668	611
Taxes Payable	356	328	320
Dividends/Interest on Shareholders' Equity	2	3	2
Management and Staff Profit Sharing	7	2	5
Other Financial Liabilities	223	376	530
Provisions	323	286	276
Employee Pension Plan	77	77	77
Other Liabilities	755	466	400
Total Current Liabilities	**13,465**	**12,333**	**12,640**
Non-Current Liabilities			
Loans and Financing	19,593	16,411	15,717
Suppliers	215	152	159
Taxes and Social Charges Payable	14	15	13
Provision for Tax, Civil and Labor Contingencies	1,273	1,167	1,108
Deferred Taxes	341	417	156
Employee Pension Plan	302	264	253
Other Liabilities	1,139	688	678
Total Non-Current Liabilities	**22,875**	**19,114**	**18,085**
Total Liabilities	**36,339**	**31,448**	**30,726**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	32	52	41
Profit Reserves	1,351	1,351	1,351
Other Related Results	(1,310)	(1,317)	(1,290)
Retained Profits	(449)	(281)	0
Transfer Reserves and Tax Incentives	-	-	-
Treasury Shares	(722)	(722)	(722)
Non-Controling Shareholders	380	381	379
Total Shareholders' Equity	**11,742**	**11,923**	**12,219**
Total Liabilities and Shareholders' Equity	**48,082**	**43,371**	**42,945**